ING LIFE INSURANCE AND ANNUITY COMPANY

Guaranteed Accumulation Account

Supplement dated April 29, 2014 to the
Guaranteed Accumulation Account Prospectus dated April 30, 2012

This supplement updates and amends certain information contained in your Guaranteed Accumulation Account Prospectus and replaces the prior supplement dated May 17, 2013. Please read it carefully and keep it with your current Prospectus for future reference.

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IMPORTANT INFORMATION ABOUT THE COMPANY

The first three paragraphs of "*The Company*" section of the prospectus are deleted and replaced with the following:

ING Life Insurance and Annuity Company (the "Company," "we," "us," "our") is a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976. Through a merger, our operations include the business of Aetna Variable Annuity Life Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya™"), which until April 7, 2014, was known as ING U.S., Inc. In May 2013 the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Voya is an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. In 2009 ING announced the anticipated separation of its global banking and insurance businesses, including the divestiture of Voya, which together with its subsidiaries, includ9ing the Company, constitutes ING's U.S.-based retirement, investment management and insurance operations. As of March 25, 2014, ING's ownership of Voya was approximately 43%. Under an agreement with the European Commission, ING is required to divest itself of 100% of Voya by the end of 2016.

UPDATE TO THE "FURTHER INFORMATION" SECTION OF THE PROSPECTUS

The Securities Act of 1933 Act number referenced in the "*Further Information*" section of the prospectus is hereby deleted and replaced with the following: 333-180532.